UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 69899

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 1/1/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: American Discovery Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11150 Santa Monica Blvd., Suite 1425
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Carol Ann Kinzer	678-525-0992	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Road, Suite 206	St. Louis	MO	63122
(Address)	(City)	(State)	(Zip Code)

11/21/2019	6667
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ **John Joilet** _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____ **American Discovery Advisors, LLC** _____, as of _____ **December 31** _____, 2 **025** , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: **Co-CEO**
_____

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

American Discovery Advisors, LLC
(A Limited Liability Company)
Financial Statement as of
December 31, 2025
and Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Members of
American Discovery Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of American Discovery Advisors, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of American Discovery Advisors, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as American Discovery Advisors, LLC's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
March 31, 2026

T : (314) 965-9775 F : (314) 476-9660 W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

American Discovery Advisors, LLC

Statement of Financial Condition
December 31, 2025

Assets

Cash and cash equivalents	$	1,686,578
Accounts receivable		175,838
Due from affiliates		11,319
Furniture, fixtures and improvements, net of accumulated depreciation of $373,431		339,158
Prepaid expenses and other assets		88,871
Right of use asset - operating lease		1,270,985
Total assets	$	3,572,749

Liabilities and Members' Equity

Liabilities:

Accounts payable and accrued expenses	$	205,907
Due to affiliates		2,746
Operating lease liability - right to use		1,440,751
Total liabilities		1,649,404

Members' Equity:

Initial member contributions	360,000
Retained earnings	1,563,345
Total members' equity	1,923,345

Total liabilities and members' equity	$	3,572,749

The accompanying notes are an integral part of this financial statement.

AMERICAN DISCOVERY ADVISORS, LLC

Notes to Financial Statement
As of December 31, 2025

NOTE A – ORGANIZATION

American Discovery Advisors, LLC (the "Company"), a Delaware limited liability corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed in 2016. As a limited liability company, the liability of the members is limited to their equity contributions. The Company's registration as a broker-dealer with the SEC and FINRA became effective September 26, 2018.

The Company is based in Los Angeles, California and its primary business is the provision of merger and acquisition advisory services, private capital raising, and financial advisory services to privately held and public companies. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

NOTE B – LIQUIDITY AND CAPITAL RESOURCES

The Company's financial results are subject to certain risks, expenses, and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include adverse market conditions and resulting fluctuations in demand for the Company's services, as well as other risks and uncertainties.

The Company has historically funded its operations with initial equity contributions from its members, as well as cash received in conjunction with its client engagement in the form of periodic retainer fees or success fees that are received from clients upon the completion of a transaction. The Company's ability to continue to generate positive cash flows depends on a variety of factors including the continued development and successful marketing of the Company's services. Management of the Company expects to be successful in maintaining sufficient working capital and will manage operations commensurate with its level of working capital.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Preparation

These financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, as required by the SEC and FINRA.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

2. Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

3. Cash and Cash Equivalents

The Company considers cash equivalents to include investments with maturity dates of 90 days or less.

The Company maintains cash balances that at times exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

4. Accounts Receivable

Accounts receivable are stated at the original invoice amount less an allowance for credit losses, based on a review of all outstanding accounts, in accordance with FASB ASC 326-20, which requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses is reported as a valuation account on the statement of financial condition that adjusts the asset's cost basis. Changes in the allowance for credit losses are reported as credit loss expense. Receivables are written off when deemed uncollectible. Any recoveries of receivables previously written off are recorded when received. Management has determined that an allowance for credit losses was not necessary at December 31, 2025.

5. Furniture and Equipment

Furniture and equipment is stated at cost less accumulated depreciation. The Company capitalizes all major additions, depreciation is provided using a straight-line basis over the estimated useful lives of the assets (five to fifteen years). Depreciation expense was $201,836 for the year ended December 31, 2025.

6. Revenue Recognition

The Company recognizes revenue from contracts with customers in accordance with FASB ASC 606, Revenue from Contracts with Customers ("ASC 606").

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate revenue where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is measured based on a consideration specified in a contract with a customer. The Company recognizes revenue when it satisfies a performance obligation by providing services to a client. If performance obligations have not been met, then the Company defers revenue. There was no deferred revenue as of December 31, 2025.

Services include agreements to provide advisory services to customers for which the Company charges the customer fees. The Company provides corporate finance advisory services including mergers and acquisitions, reorganizations, leverage buyouts and fundraising activity.

The Company does not anticipate new disclosures to include information regarding the significant judgements used in evaluating when and how revenue is (or will be) recognized and data related to contract assets and liabilities.

<u>Advisory Fees</u>

Service revenues include both retainer fees payable under engagement letters with clients, as well as advisory fees that are paid by clients upon the successful completion of a transaction. Advisory fees and retainer fees are recognized as earned in accordance with engagement letters signed with investment banking clients. Retainer fees billed monthly to these clients for a minimum term and are at times creditable against advisory fees.

<u>Reimbursable Expenses</u>

The Company bills its clients for actual out-of-pocket expenses incurred with engagements, such as airfare, hotels, meals, and other travel-related expenses, as well as certain other expenses incurred such as photocopying, information services, courier, and other administrative expenses, which may be subject to a nominal markup. Expenses which are reimbursable in accordance with engagement letters are recognized as earned.

AMERICAN DISCOVERY ADVISORS, LLC

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

7. Income Taxes

The Company, with the consent of its members, is organized as a limited liability company for tax purposes and has elected, for federal and state income tax purposes, to be treated as a S corporation ("S-Corp") under the provisions of the Internal Revenue Code. Accordingly, the Company's taxable income is included in the tax return of the members of the Company and there is no state or federal tax provision reported by the Company.

The Company has adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes. Under these provisions, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity. The Company has evaluated each of its tax positions and has determined that no provision or liability for uncertain tax positions is necessary.

8. Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancelable operating leases, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of the Company's leases are not readily determinable and accordingly, the Company uses its incrementable borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE C – SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with short-term leases on a straight-line basis over the lease term.

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2025, the Company had net capital of $1,308,159, which was $1,282,931 in excess of its required net capital of $25,228.

The Company's ratio of aggregate indebtedness to net capital was 0.29 to 1.

NOTE E – LEASES

The Company has an obligation under an operating lease with an initial non-cancelable term in excess of one year. On September 3, 2019, the Company entered into an amended lease agreement to expand the premises of the original lease agreement and extend the term of the lease for the period from February 28, 2022 to February 28, 2029. On September 22, 2023, the Company entered into a third amendment to its lease agreement to further expand the premises of the original lease agreement but retain the extended term of the lease of February 28, 2029.

NOTE E – LEASES (cont.)

Estimated future minimum office lease payments are as follows:

Year Ended December 31,	
2026	$ 472,266
2027	493,792
2028	516,119
2029	86,644
Thereafter	-
Total before discount	1,568,821
Discount	(128,070)
Net Liability as of December 31, 2025	$1,440,751

Other information related to leases as of December 31, 2025:

The discount rate is 8% and the weighted average remaining lease term for operating leases is 3 years and 2 months.

For the period ended December 31, 2025, the Company recognized rent and other occupancy expenses (including parking, property tax, and maintenance) of $505,087, which was net of amounts reimbursed by an affiliate (see Note G).

NOTE F – COMMITMENTS AND CONTINGENCIES

In the normal course of business as a broker dealer, the Company may be exposed to various risks such as credit risk or risk of default by a client, or legal action by a client or a client's counterparty related to the performance of its services under a contract agreement. As of December 31, 2025, the Company is not aware of any risks or legal action which would have a material impact on the financial position or operations of the Company.

Risk Management

The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

NOTE G – RELATED-PARTY TRANSACTIONS

The Company shares certain operating expenses with an affiliate. The shared operating expenses relate primarily to compensation and benefits for shared staff, certain IT and software expenses utilized by both companies, and lease expenses for shared office space under a lease agreement. Expenses charged to the affiliate totaled $1,600,977, with no amount receivable as of December 31, 2025. Expenses charged to the Company by the affiliate, related to healthcare benefits and benefits administration fees, totaled $32,111.

For the year ended December 31, 2025 the Company earned $361,500 for management fees from an affiliate, this amount is included in other revenue on the accompanying statement of operations.

The Company may at times pay certain expenses on behalf of affiliates for which the Company seeks reimbursement and records a corresponding receivable (due from affiliate) on the Company's accounting records. In addition, certain affiliates may pay expenses on behalf of the Company which are reflected as operating expenses on the Company's accounting records, and for which the Company reimburses the affiliates (due to affiliates). As of December 31, 2025 the Company had $11,319 due from affiliates and $49,424 due to affiliates from such arrangements, such amounts are included in the corresponding amounts on the accompanying statement of financial condition.

NOTE H – CONCENTRATION RISKS

The Company has contractual agreements with various counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to some risk of financial loss. With regard to the receipt of periodic retainer fees, the risk of default depends on the creditworthiness of the client counterparty. With regard to advisory fees, which tend to be much larger than retainer fees and the vast majority of client revenue, the risk of default is remote as clients are contractually bound to pay the Company at the same time the client receives proceeds upon the completion of a successful transaction. It is the Company's policy to review, as necessary, the credit standing of each counterparty on a case-by-case basis.

AMERICAN DISCOVERY ADVISORS, LLC

NOTE H – CONCENTRATION RISKS (cont.)

For the year ended December 31, 2025 revenue from 2 customers represented 10% or more of total revenue individually, and approximately 79% of total revenue in the aggregate. As of December 31, 2025 receivables from 2 customers represented 10% or more of total accounts receivable individually, and approximately 97% of accounts receivable in the aggregate.

NOTE I – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including merger and acquisition advisory services, private capital raising, and financial advisory services to privately held and public companies. The Company has identified its Co-CEOs as the chief operating decision makers ("CODM"), who use net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note D), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

NOTE J– SUBSEQUENT EVENTS
The Company has evaluated its December 31, 2025 financial statements through March 29, 2026, the date the financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.